Mail Stop 4561

Thomas E. Hassey
Chairman
United Business Holdings, Inc.
4380 La Jolla Village Drive, Suites 110 and 120
San Diego, California 92122

>   **Re: United Business Holdings, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed January 28, 2009**
>   **File No. 333-153924**

Dear Mr. Hassey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Philosophy and Strategy

1.   We note your response to our former comment 10 but we can not find the parallel disclosure in your prospectus; therefore, we reissue our former comment.

Risk Factors

The California Bank must satisfy certain conditions following approval of its regulatory applications before opening for business, page

2.   As previously requested, the heading of this risk factor should state the risk to investors.

Management, general

3.   Please revise this section in its entirety to include only individuals who will be involved in the management of the Company and/or the Bank. Please feel free to include the information regarding founders and organizers in a separate section. For clarity, please consider first discussing the management of the Company and then separately discussing the management of the Bank.

4.   We note in response to our former comment 16, you disclosed Mr. Hassey's and Mr. Adkins's positions in the summary but did not provide this disclosure in the management section; please make the conforming changes to this section.

5.   We note in response to our former comment 17, you have changed some of the narrative descriptions of directors and officers to include their past 5 years of business experience; however, you have included phrases such as "[this officer] has served as Senior Vice President…" without clarifying when and for how long or elsewhere "[this Director] has been actively involved in Physical Therapy and Rehabilitation Centers…and a fashion company" without discussing her capacity in such roles or time frame. Please revisit these narratives to include the last five years of relevant business experience for each officer and director.

Legality Opinion, Exhibit 5.1

6.   Please file your next opinion as an exhibit.

7.   Please include an enforceability opinion regarding the warrants that states they are binding obligations of the Company.

8.   As previously requested, please remove paragraph (ii) from opinion C.

9.   Please revise paragraphs C and D to refer to the stock being sold as described in the Registration Statement rather than an assumption about the receipt of consideration in excess of the par value.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: By fax: (214) 880-0011
        Pam Gates O'Quinn
        Hunton & Williams LLP